                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number       3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investments in the Custody of                                          Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed:

811-4236                                                                     11/6/2002
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2. State identification Number:  N/A
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

      One Group Mutual Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      1111 Polaris Parkway, Columbus, OH 43240
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                                                                    EXHIBIT 23

PRICEWATERHOUSECOOPERS                            PricewaterhouseCoopers LLP
                                                  100 East Broad Street
                                                  Suite 2100
                                                  Columbus, OH 43215-3671
                                                  Telephone (614) 225-8700
                                                  Facsimile (614) 224-1044

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of One Group Mutual Funds

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance with Certain Provisions of the Investment Company
Act of 1940, about the Small Cap Growth Fund, Small Cap Value Fund, Mid Cap
Growth Fund, Mid Cap Value Fund, Diversified Mid Cap Fund, Large Cap Growth
Fund, Large Cap Value Fund, Equity Income Fund, Diversified Equity Fund,
Balanced Fund, Equity Index Fund, Market Expansion Index Fund, Technology Fund,
Health Sciences Fund, International Equity Index Fund, Diversified International
Fund, Government Bond Fund, Treasury & Agency Fund, Short-Term Bond Fund,
Intermediate Bond Fund, Bond Fund, Income Bond Fund, High Yield Bond Fund and
Government Money Market Fund (twenty-four series of One Group Mutual Funds, hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940
("the Act") as of November 6, 2002, as it relates to the collateral held at Bank One Trust Company, N.A. in exchange for securities lent on behalf of the Funds, and about the Bond Fund, Income Bond Fund, Mortgage-Backed Securities
Fund and Intermediate Bond Fund (four series of One Group Mutual Funds, hereafter referred to as the "Bond Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of November 6, 2002, as it relates to the various securities of the Bond Funds held by Bank One Trust
Company, N.A. Management is responsible for the Funds' and the Bond Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' and the Bond Funds' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' and the Bond Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 6, 2002, with respect to collateral held in exchange for securities lent on behalf of the Funds and with respect to the various securities of the Bond Funds held by Bank
One Trust Company, N.A. for the period from June 30, 2002, through November 6,
2002:

- Confirmation, or other procedures as we considered necessary, of all securities held as collateral in book entry form by the Depository Trust
     Company, the Federal Reserve Bank and broker/banks;


- Confirmation, or other procedures as we considered necessary, of all repurchase agreements and underlying collateral with brokers/banks;

- Confirmation, or other procedures as we considered necessary, of all Master Note Agreements and Letter of Credit Agreements entered into with brokers/banks as collateral;

- Confirmation, or other procedures as we considered necessary, of the various securities of the Bond Funds held by Bank One Trust Company, N.A.;

- Reconciliation of all such securities held as collateral by Bank One Trust Company, N.A. in exchange for securities lent on behalf of the Funds and such securities of the Bond Funds held by Bank One Trust Company, N.A. to the books and records of the Funds and Bond Funds and Bank One Trust Company, N.A.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' and the Bond Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 6, 2002, as it relates to the collateral held in exchange for securities lent on behalf of the Funds, and that the Bond Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of November 6, 2002, as it relates to the various securities of the Bond Funds held by Bank One Trust Company, N.A., is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Columbus, Ohio
January 8, 2003

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Small Cap Growth Fund, Small Cap Value Fund, Mid Cap Growth Fund, Mid Cap Value Fund, Diversified Mid Cap Fund, Large Cap Growth Fund, Large Cap Value Fund, Equity Income Fund, Diversified Equity Fund, Balanced Fund, Equity Index Fund, Market Expansion Index Fund, Technology Fund, Health Sciences Fund, International Equity Index Fund, Diversified International Fund, Government Bond Fund, Treasury & Agency Fund, Short-Term Bond Fund, Intermediate Bond Fund, Bond Fund, Income Bond Fund, High Yield Bond Fund and Government Money Market Fund, (twenty-four series of One Group Mutual Funds, hereafter referred to as the "Funds"), and the Bond Fund, Income Bond Fund, Mortgage-Backed Securities Fund and Intermediate Bond Fund (four series of One Group Mutual Funds, hereafter referred to as the "Bond Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' and the Bond Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November
6, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 6, 2002, as it relates to the collateral held in exchange for securities lent on behalf of the Funds, and that the Bond Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 6, 2002, as it relates to the various securities held by Bank One Trust Company, N.A.

One Group Mutual Funds

By: /s/ GARY YOUNG
    -----------------------------------------------
    Gary Young, Assistant Treasurer
    One Group Mutual Funds